Filed by Hughes Electronics Corporation
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                    Commission file No.: 0-26035





GM Announces Plan to Split-off Hughes Electronics

News Corp. to acquire 34% of Hughes for $14 per share

GM to sell its 19.9% interest for $3.8 billion


NEW YORK -- General Motors Corp. and its subsidiary Hughes Electronics Corp. (NYSE: GM, GMH) today announced that GM intends to split off Hughes, and simultaneously sell GM's 19.9 percent economic interest in Hughes to News Corp. (NYSE: NWS, NWS.A) for $14 per share, or approximately $3.8 billion. GM would receive about $3.1 billion in cash, and the remainder would be paid in News Corp. preferred American Depositary Receipts (ADRs).

"General Motors is pleased to have reached an agreement with News Corp. that provides substantial value to our stockholders and puts Hughes in a position to capitalize on the future growth potential for direct broadcast satellite television and other related services," said GM President and Chief Executive Officer Rick Wagoner. "This transaction also offers substantial benefits for both GM's $1-2/3 stockholders and GM's Class H stockholders. For our GM $1-2/3 common stockholders, the transaction provides a premium for the shares sold by GM and additional liquidity to GM to further strengthen our balance sheet. It also allows us to focus on our core automotive operations."

"In addition to enhanced business prospects for Hughes, the Class H stockholder would receive direct equity interest in Hughes in place of the existing tracking stock, and a premium for a portion of their current interest in GM Class H stock," Wagoner continued. "Hughes also would get access to additional management strength and capital to further expand its business through its affiliation with News Corp., a successful operator of direct-to-home satellite systems around the world."

Under terms of the proposed transaction, News Corp. would acquire an additional
14.1 percent stake in Hughes from holders of GM Class H common stock through a mandatory exchange of a portion of their Hughes common stock received in the split-off. They would receive News Corp stock and/or cash valued at about $14 per share. This price represents a 22 percent premium over the closing price of GM Class H common stock based on the closing price of GM Class H stock of $11.48 on Wednesday, April 9, 2003.

The value of News Corp.'s proposed acquisition of a 34 percent equity interest in Hughes would be approximately $6.6 billion. The total market value of the Hughes split-off transactions including the shares presently held by GM is about $17.1 billion based on Wednesday's NYSE closing price.

The number of News Corp. preferred ADRs payable to GM and Hughes stockholders, based on a fixed-price of $14 per Hughes share, will be adjusted within a collar range of 20 percent above or below the News Corp. preferred ADR price of $22.40.

Current holders of GM Class H common stock would first exchange their shares for Hughes common stock on a one-for-one basis, followed immediately by an exchange of 17.5 percent of the Hughes stock they receive for approximately $14 per share in cash and/or News Corp. stock. GM would receive a distribution of $275 million in consideration of the value enhancement for Class H shareholders arising from the conversion from a tracking stock to an asset based stock.

The GM benefit plans, which currently hold about 330 million shares of Class H stock, would benefit from the transaction in the same manner as other GM Class H stockholders.

"This transaction is a win-win situation for Hughes and News Corp. and also for the residential and commercial customers of Hughes," said Jack Shaw, president and chief executive officer of Hughes. "Hughes and its operating companies will be able to further enhance their strong management team and be in a much better position to achieve profitable growth and maximize cash flow. The affiliation with News Corp. should also strengthen Hughes' competitiveness while enhancing its commitment to excellence to our valued customers."

The transaction is subject to a number of conditions, including approval by a majority of each class of GM stockholders - GM $1-2/3 and GM Class H - voting both as separate classes and together as a single class. The transaction, which has been approved by the GM, Hughes and News Corp. boards of directors, remains subject to regulatory clearance under the Hart-Scott-Rodino Act and by the Federal Communications Commission. Completion of the transaction is also contingent on the receipt of a favorable ruling from the Internal Revenue Service that the split-off of Hughes from GM would be tax-free to GM and its stockholders for U.S. Federal Income Tax purposes. The mandatory exchange of approximately 17.5 percent of the shares of Hughes common stock distributed to Class H stockholders for cash and/or News Corp. ADRs would be taxable to the Hughes stockholders at the time. The transaction is currently expected to close in late 2003 or early 2004.

Rupert Murdoch, chairman and chief executive of News Corp., would become chairman of Hughes, and Chase Carey, who is currently serving as an advisor to News Corp., would become president and chief executive officer of Hughes. Eddy Hartenstein, Hughes senior executive vice president, would be named vice chairman of Hughes. Hughes would have 11 directors, the majority of which would be independent directors.

The Hughes board would consist of Murdoch, Carey, News Corp. and Fox Entertainment Group President and Chief Operating Officer Peter Chernin, News Corp. and Fox Entertainment Group Chief Financial Officer Dave DeVoe, Hartenstein and six independent directors, including Neal Austrian, former president and chief operating officer of the National Football League; James Cornelius, chairman of Guidant Corp.; Charles Lee, chairman of Verizon Communications Inc.; Peter Lund, former president and chief executive officer of CBS; John Thornton, president of Goldman Sachs, and another director to be named at a later date.

Hughes would continue to be based in El Segundo, Calif. Hughes and News Corp. plan to file registration statements in connection with the transaction and GM will distribute a proxy statement/prospectus to all GM common stock stockholders in connection with the transaction. Investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about GM, Hughes and News Corp. and the transaction.

Hughes, a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting, is a unit of General Motors Corporation. The earnings of GM attributable to Hughes are used to calculate the earnings attributable to the GM Class H stock.

General Motors, the world's largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide and has been the global automotive sales leader since 1931. GM employs about 350,000 people around the world. More GM information can be found at www.gm.com.

                                      # # #

Note to editors:

                        SCHEDULE OF ACTIVITIES REGARDING
                        GM/HUGHES/NEWS CORP. ANNOUNCEMENT

General Motors, Hughes and News Corp. will conduct a media conference call on Wednesday April 9, 2003 at 5:30 p.m. EDT to discuss the transaction.

Media may listen to this meeting and participate in the question-and-answer session by dialing 888-790-2023 (U.S.) or 712-271-0788 (international). The passcode for this event is "press." This event will be webcast live on the Internet via a hot link on GM Media OnLine (http://media.gm.com ). The webcast also will be broadcast live on the Hughes web site at www.hughes.com.

A taped replay will be available: Please dial 800-839-2808 (U.S.) 402-998-0857 (international).

On Thursday, April 10, 2003, GM, Hughes and News Corp. will hold separate conference calls for analysts and investors to discuss the transaction and answer questions.

The News Corp. analyst  teleconference  will begin at 8:30 a.m. EDT. Investors
may   participate  by  calling   888-592-6705  or   712-271-0119.   Media  may
participate in a listen-only mode by calling the same number.

The GM investor teleconference will begin at 9:30 a.m. EDT. Investors may participate by calling 212-271-4571. Media may participate in a listen-only mode by calling the same number. A taped replay will be available at 800-633-8284 (U.S) and 402-977-9140 (international). The access code for both phone numbers is 211-404-56.

The Hughes investor teleconference will begin at 10:30 a.m. EDT. Investors may participate by calling 800-589-4298 (U.S.) or 719-457-2663 (international), passcode 612-428. Media may participate in a listen-only mode by calling the same number. A taped replay will be available at 719-457-0820 (U.S). The access code for both phone numbers is 612-428.

-------------------------
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2002 annual meeting of shareholders filed with the SEC and available free of charge at the SEC's website at www.sec.gov. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2002 annual meeting:

Jack A. Shaw                  Chief Executive Officer, Hughes
Roxanne S. Austin             Executive VP, Hughes; President and COO, DIRECTV
Patrick T. Doyle              Corporate VP and Treasurer, Hughes
Michael J. Gaines             Corporate VP and CFO, Hughes
Sandra A. Harrison            Senior VP, Hughes
Eddy W. Hartenstein           Senior Executive VP, Hughes; Chairman, DIRECTV
Larry D. Hunter               Senior VP and General Counsel

Mr. Shaw beneficially owns 4,084 shares of GM $1-2/3 common stock and 2,244,987 shares of GM Class H common stock. Ms. Austin beneficially owns 3,293 shares of GM $1-2/3 common stock and 1,632,071 shares of GM Class H common stock. Mr. Doyle beneficially owns 746 shares of GM $1-2/3 common stock and 511,149 shares of GM Class H common stock. Mr. Gaines beneficially owns 482 shares of GM $1-2/3 common stock and 298,745 shares of GM Class H common stock. Ms. Harrison beneficially owns 1,632 shares of GM $1-2/3 common stock and 916,136 shares of GM Class H common stock. Mr. Hartenstein beneficially owns 3,036 shares of GM $1-2/3 common stock and 1,962,614 shares of GM Class H common stock. Mr. Hunter beneficially owns 0 shares of GM $1-2/3 common stock and 485,130 shares of GM Class H common stock. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of April 9, 2003. In addition, each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of April 9, 2003.

Each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

Investors may obtain additional information regarding the interests of the participants by reading the prospectuses and proxy/solicitation statements if and when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.